Exhibit 99.2

Cre8 Enterprise Limited Announces Its First Half 2025 Unaudited Financial Results

Hong Kong, Dec. 01, 2025 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announced its unaudited financial results for the six months ended June 30, 2025 today.

Overview:

Revenue increased by approximately 1.4% from approximately HK$58.0 million for the six months ended June 30, 2024 to approximately HK$58.8 million (US$7.5 million) for the six months ended June 30, 2025

Net income increased by approximately 63.7% from approximately HK$4.9 million for the six months ended June 30, 2024 to approximately HK$8.0 million (US$1.0 million) for the six months ended June 30, 2025

Six Months Financial Results Ended June 30, 2025

Revenue. Revenue slightly increased by approximately 1.4% from approximately HK$58.0 million for the six months ended June 30, 2024 to approximately HK$58.8 million (US$7.5 million) for the six months ended June 30, 2025, mainly due to the increase in revenue from integrated IPO financial printing services by approximately HK$7.6 million, or 45.1% from approximately HK$17.0 million for the six months ended June 30, 2024 to approximately HK$24.6 million (US$3.1 million) for the six months ended June 30, 2025; partially offset by the decrease in revenue from the non-IPO financial printing services by approximately HK$6.9 million, or 16.7% from approximately HK$41.0 million for the six months ended June 30, 2024 to approximately HK$34.1 million (US$4.4 million) for the six months ended June 30, 2025.

Gross profit. The gross profit slightly decreased by approximately 2.6% from approximately HK$28.3 million for the six months ended June 30, 2024 to approximately HK$27.6 million (US$3.5 million) for the six months ended June 30, 2025, mainly due to the increase in printing costs during the six months ended June 30, 2025.

Selling and marketing expenses. The selling and marketing expenses decreased by approximately HK$3.2 million, or 29.7%, from approximately HK$11.0 million for the six months ended June 30, 2024 to approximately HK$7.7 million (approximately US$1.0 million) for the six months ended June 30, 2025, which was mainly due to the decrease in staff costs of the sales department and commission expenses.

General and administrative expenses. The general and administrative expense decreased by approximately HK$0.9 million, or 8.1%, from approximately HK$11.3 million for the six months ended June 30, 2024 to approximately HK$10.4 million (US$1.3 million) for the six months ended June 30, 2025, which was mainly due to the decrease in depreciation, rental expenses and the provision for expected credit losses.

Income tax expense. The income tax expense increased from approximately HK$1.2 million for the six months ended June 30, 2024 to approximately HK$1.6 million (US$0.2 million) for the six months ended June 30, 2025, which was generally in line with the increase in net income for the period.

Net income. The net income increased from approximately HK$4.9 million for the six months ended June 30, 2024 to approximately HK$8.0 million (US$1.0 million) for the six months ended June 30, 2025, which was mainly due to decrease in the selling and marketing expenses and the general and administrative expenses during the six months ended June 30, 2025.

Basic and diluted EPS. Basic and diluted earnings per share were approximately HK$0.36 (US$0.05) for the six months ended June 30, 2025, as compared to basic and diluted earnings per share of HK$0.22 for the six months ended June 30, 2024.

Liquidity and Capital Resources

As of December 31, 2024 and June 30, 2025 and, we had cash and cash equivalent of approximately HK$13.8 million and HK$11.3 million (US$1.4 million), respectively.

Cash flows from operating activities. For the six months ended June 30, 2025, our net cash generated from operating activities was approximately HK$0.9 million (US$0.1 million), mainly due to (i) our net income of approximately HK$8.0 million (US$1.0 million), which was primarily adjusted for depreciation – property and equipment, provision for expected credit loss and deferred tax expenses, (ii) increase in accruals and other payables of approximately HK$1.9 million (US$0.2 million) and (iii) increase in tax payable of approximately HK$1.5 million (US$0.2 million); partially offset by (i) increase in accounts receivables of approximately HK$7.4 million (US$0.9 million); and (ii) decrease in contract liabilities of approximately HK$4.6 million (US$0.6 million).

Cash flows from investing activities. For the six months ended June 30, 2025, our net cash used in investing activities represented purchase of property and equipment of approximately HK$0.7 million (US$0.1 million).

Cash flows from financing activities. For the six months ended June 30, 2025, our net cash used in financing activities represented (i) repayment to related parties of approximately HK$2.0 million (US$0.3 million); (ii) deferred initial public offering cost of approximately HK$0.4 million (US$54,000); and (iii) repayment of bank loans of approximately HK$0.4 million (US$50,000).

Recent Development

On July 23, 2025, the Company was listed on the Nasdaq Capital Market following the completion of its initial public offering. The Company began trading under the ticker symbol “CRE” on this date. On July 28, 2025, the underwriters to the Company’s initial public offering had exercised the over-allotment option to purchase an additional 217,500 Class A Ordinary Shares. The gross proceeds received from the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totalled $6.67 million.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email: ir@cre8corp.com

3